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                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                       Commission File Number: 33-55254-39

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K
             [ ] Form 20-F  [x] Form 10-Q  [ ] Form N-SAR

         For Period Ended: September 30, 2000

[   ]    Transition Report of Form 10-K  [   ] Transition Report on Form 10-Q
[   ]    Transition Report on Form 20-F  [   ] Transition Report on Form N-SAR
[   ]    Transition Report on Form 11-K

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: Skynet Telematics.com, Inc.
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Former Name If Applicable: Skynet Telematics, Inc.
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Address of Principal Executive Office (Street and Number):
Link House, 259 City Road
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City, State and Zip Code: London EC1V 1JE United Kingdom
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                                     PART II

RULES 12b-15 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject quarterly report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

         The Registrant has been occupied with implementing its operations in Europe and Asia. Such implementation efforts required the Registrant to devote substantial effort and expense which otherwise would have been devoted to the preparation and filing of the Registrant's Quarterly Report on Form 10-QSB for the period ended September 30, 2000. For such reason, the subject Form 10-QSB could not be filed within the prescribed period.


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                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                   Stuart Langston     011 44 207         490-7900
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                         (Name)        (Area Code)       (Telephone No.)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       [ X ] Yes                [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                        [  ] Yes          [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Skynet Telematics.com, Inc.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   November 15, 2000      By:  /s/ Tomas Wilmot
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                                    Tomas Wilmot
                                    Chief Executive Officer